Item 8:   *Order Sizes*

a. *Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?*

☒ *Yes*   ☐ *No*

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

MINIMUM SIZE REQUIREMENTS: AutoEx orders must have a minimum quantity of 100 shares per match. Subscribers may register trading interest of any size on the Front End. Trading interest less than 100 shares is ineligible for matching within the ATS. For example, a Subscriber utilizing blotter integration may allow AutoEx orders comprising less than 100 shares to be registered on the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard AutoEx orders for less than 100 shares (i.e., the blotter integration functionality would not register specific trading interest on the Front End for such a Subscriber unless such trading interest is for 100 shares or more). The ATS does not aggregate orders for matching or execution.

Confirm Mode orders must have the minimum quantities set forth below as determined by the underlying security's 30-day average daily trading volume: Micro - 0 to 1,000,000 average daily volume - 5,000 share minimum quantity; Medium - 1,000,001 to 10,000,000 average daily volume - 25,000 share minimum quantity; Large - 10,000,001 and up average daily volume - 100,000 share minimum quantity. Trading interest submitted in Confirm Mode that fails to meet these minimum quantities are ineligible for matching within the ATS. For example, a Subscriber utilizing blotter integration may allow Confirm mode orders comprising less than the required minimum shares to be registered to the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard Confirm mode orders comprising less than the required minimum shares.

ACTIVITY ALERTS AND INDICATIONS OF INTEREST: The Front End includes certain messaging and conditional order functionality as discussed in Part III, Item 9. Activity Alerts are system generated messages indicating contra-side activity that has been submitted to the Front End. To be eligible to receive Activity Alerts Subscribers must have contraside interest registered to the Front End, comprising at least 2,500 shares. The system will not generate Activity Alerts for trading interest registered to the Front End that comprises less than 2,500 shares.

Subscriber Generated IOIs may only be sent by Front End users that have registered their trading interest in Auto Ex mode. Such users may only IOI an amount of shares less than or equal to the amount of shares submitted in Auto Ex mode and cannot IOI less than the 5,000 share minimum quantity. Subscribers may receive Agency IOIs for any amount.

b. *If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Does the NMS Stock ATS accept or execute odd-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

The ATS will accept any order subject to any instructions placed on such order by the Subscriber. The ATS will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of ~~100 shares~~ a Round Lot (with Round Lot Size/Tier designation assigned to the NMS security under SEC rules). The ATS will not execute odd-lot orders.

d. *If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

e. *Does the NMS Stock ATS accept or execute mixed-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

The ATS will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of ~~one hundred shares~~ a Round Lot~~. By default, mixed lots are treated the same as round lots. However, the ATS offers functionality to allow Subscribers to limit their order executions to round lots; if a Subscriber elects to use this functionality, the ATS automatically rounds down the execution amount for both sides of the potential trade to the nearest hundred shares.~~

If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

☒ *Yes* ☐ *No*